Harry S. Palmin President and CEO	hpalmin@novelos.com

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

July 7, 2010

Re:	Novelos Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-166744)

Ladies and Gentlemen:

On July 7, 2010, Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), filed Amendment No. 2 to Registration Statement on Form S-1, File No. 333-166744 (the “Registration Statement”).

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective at 4:30 p.m., Eastern time, on Thursday, July 8, 2010, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Novelos Therapeutics, Inc.  One Gateway Center, Suite 504  Newton, MA 02458  617.244.1616  Fax 964.6331

Please advise Paul Bork of Foley Hoag LLP at 617-832-1113 or, in his absence, Matthew Eckert at 617-832-3057, when the Registration Statement has been declared effective or if the Staff has any questions.

Thank you for your cooperation.

Very truly yours,

Novelos Therapeutics, Inc.

By:	/s/ Harry S. Palmin
Harry S. Palmin, President and CEO

cc:	Mr. Jeffrey Riedler Paul Bork, Esq.